FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

February 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds (the “Trust” or “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment (“PEA”) No. 122 and Amendment No. 122

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR on behalf of the Registrant, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 122 to the Registrant’s registration statement on Form N-1A under the 1933 Act and Amendment No. 122 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The Amendment contains: (i) an Investor Class and Institutional Class prospectus applicable to the Forward Funds; (ii) a Class A, Class B, Class C and Advisor Class prospectus applicable to the Forward Funds; (iii) a Class Z prospectus applicable to the Forward Funds; and (iv) a combined statement of additional information (“SAI”) applicable to each series of the Registrant and each series of the Salient MF Trust (together with the Forward Funds, the “Fund Complex”). The primary purposes of the Amendment are to: (i) make certain material changes to, inter alia, the principal investment strategies and principal investment risks of the Forward Funds in connection with the Trust’s annual update; (ii) update certain disclosures and collective descriptions of information pertaining to the Fund Complex in the prospectuses and SAI; and (iii) make updates and other non-material changes to the prospectuses and SAI.

No fees are required in connection with this filing. Please contact the undersigned at (720) 917-0585 or via email at megan.koehler@alpsinc.com with any comments or questions concerning the Amendment.

Sincerely,

/s/ Megan Hadley Koehler

Megan Hadley Koehler, Esq.

cc:	Jonathan DePriest, Executive Vice President and General Counsel
George J. Zornada, Esq., Partner, K&L Gates LLP
Richard F. Kerr, Esq., Partner, K&L Gates LLP